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05039789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SEC FILE NUMBER
8- 35220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC MAIL RECEIVED PROCESSING MAR 01 2005 WASH. D.C. 179 SECTION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson — (816) 340-3050 (Area Code - Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

SEC MAIL RECEIVED PROCESSING MAR 01 2005 WASH. D.C. 179 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to American Century Investment Services, Inc. (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________ Date 2/28/2005

Financial Operations Principal
Title

Notary Public

DEANA A. SHERWOOD
Notary Public - Notary Seal
STATE OF MISSOURI
Clay County
My commission expires Dec. 16, 2006

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220
Statement of Financial Condition as of December 31, 2004,
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KAN--1682055

Deloitte.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, MO 64106-2232
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

AMERICAN CENTURY INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 5,243,139
Prepaid expenses	913,660
Investment in common stock and warrants of the NASDAQ Stock Market, Inc., at fair value	93,060
TOTAL	$ 6,249,859

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES—Deferred income taxes	$ 329,067
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; authorized 30,000 shares, issued and outstanding 11,900 shares	11,900
Additional paid-in-capital	15,186,712
Accumulated deficit	(9,277,820)
Total stockholder's equity	5,920,792
TOTAL	$ 6,249,859

See notes to statement of financial condition.

AMERICAN CENTURY INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN CENTURY COMPANIES, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is the marketing and distribution of the American Century family of mutual funds.

The Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and units in a qualified tuition program under Section 529 of the Internal Revenue Code. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund as of December 31, 2004.

Prepaid Expenses – Licensing and registration fees are deferred and amortized over the contract period, which is typically one year.

Investments—Investments, which consist of common stock and warrants of The NASDAQ Stock Market, Inc. are carried at fair value. The fair values are based on quoted market prices.

Income Taxes—The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis and for carryforwards. To the extent that management believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. RELATED PARTIES

ACC and other wholly owned subsidiaries of ACC incur operating expenses on behalf of the Company. Accordingly, the Company recognizes certain expenses and a corresponding capital contribution. ACC, and the other wholly owned subsidiaries, have no intention of requiring reimbursement for these services.

3. AMERICAN CENTURY COMPANIES ORGANIZATIONAL CHANGES

On January 1, 2005, ACC implemented enterprise-wide organizational changes that will impact reporting by the Company in future reporting periods. In preparation for this change, during December 2004, the Company received a $4,000,000 capital contribution from ACC.

This is not a material change in business operations of the Company in that the number of registered representatives will not change and the primary role of the Company to serve as the distributor for the American Century mutual funds will not change. However, effective January 1, 2005, the Company will record and report expenses and liabilities of employees who complete distribution functions.

In addition to the employee related expenses and liabilities, additional activities that will be reported on the Company's financials include liabilities related to Financial Intermediary payments, certain fixed assets and related depreciation, an allocation of overhead expenses, and inter-company revenue, in accordance with the guidelines contained in NASD Notice to Members No. 03-63. These actions are effective January 1, 2005.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $4,740,505 as of December 31, 2004, which was $4,715,505 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 as of December 31, 2004.

5. INCOME TAXES

As of December 31, 2004, the tax effects of temporary differences which give rise to significant deferred tax liabilities are as follows:

Prepaid expenses	$ 328,425
Unrealized gain/loss in trading accounts	642
Total deferred income taxes	$ 329,067

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, MO 64106-2232
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 25, 2005

The Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of American Century Investment Services, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) for the year ended December 31, 2004 (on which we have issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, National Association of Security Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP